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Press Release

HEAD NV Announces Results for the Three Months ended 31 March 2005

Amsterdam - May 12th 2005 - Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announced the following results today.

For the three months ended 31 March 2005 compared to the three months ended 31 March 2004:

o    Net revenues were down 9.5% to $83.6m
o Operating loss before restructuring costs increased by $4.6m to a loss of $9.0m
o    Net loss decreased by $5.2m

Johan Eliasch, Chairman and CEO, commented:

"Q1 has been tough on all of our divisions with a declining diving market in Europe, the later winter season and poor snow in North West US and Italy and a decline in the European Tennis market.

As previously communicated, we see restructuring as an ongoing project and recently announced the decision to outsource 90% of our remaining tennis racquet production from sites in Austria and the Czech Republic to China.

Whilst market condition are tough and additional costs will be incurred as a result of the recently announced tennis restructuring, we believe that we will report a positive operating profit for the full year 2005."

Revenues

                                                         For the Three Months
                                                           Ended March 31,
                                                          2004         2005
                                                       -----------  -----------
                                                       (unaudited)  (unaudited)
                                                            (in thousands)

Product category:
Winter Sports.......................................   $    22,082  $    21.220
Racquet Sports......................................        49,512       42,380
Diving..............................................        19,914       19,078
Licensing...........................................         2,891        3,049
                                                       -----------  -----------
    Total revenues..................................        94,399       85,727
Other revenues......................................           267          279
Sales Deductions....................................        (2,306)      (2,387)
                                                       -----------  -----------
    Total Net Revenues..............................   $    92,360  $    83,619
                                                       ===========  ===========


Winter Sports

Winter Sports revenues for the three months ended March 31, 2005 decreased by $0.9 million, or 3.9%, to $21.2 million from $22.1 million in the comparable 2004 period. This decrease was due to lower sales volumes of skis and bindings as a consequence of very late winter season 2003/2004 which resulted in higher revenues in Q1 2004. This decrease was partly offset by higher sales volumes of our ski-boots and the strengthening of the euro against the U.S. dollar.

Racquet Sports

Racquet Sports revenues for the three months ended March 31, 2005 decreased by $7.1 million, or 14.4%, to $42.4 million from $49.5 million in the comparable 2004 period. This decrease was mainly due to lower sales volumes in tennis racquets and balls as well as a change in product mix in tennis racquets. Tennis racquet sales were unfavorably impacted by the timing of the launch of the new Flexpoint racquets in Q2 2005, while we benefited strongly from the Liquidmetal technology momentum in Q1 2004. In tennis balls a part of the decline is a result of the discontinued original equipment manufacturing ("OEM") business. Due to the closure of our tennis ball plant in Mullingar, Ireland we predictably lost a part of our tennis ball business with European OEM accounts. The strengthening of the euro against the U.S. dollar, partially offset the negative market impacts.

Diving

Diving revenues for the three months ended March 31, 2005 decreased by $0.8 million, or 4.2%, to $19.1 million from $19.9 million in the comparable 2004 period. This decrease comes mainly from Italian market. The strengthening of the euro against the U.S. dollar partially offset the negative development.

Licensing

Licensing revenues for the three months ended March 31, 2005 increased by $0.2 million, or 5.4%, to $3.0 million from $2.9 million in the comparable 2004 period due to new licensing agreements as well as timing impacts and the strengthening of the euro against the U.S. dollar.

Other Revues

Other revenues include amounts billed to customers for shipping and handling and are recognized also as selling and marketing expense.

Sales Deductions

Sales deductions for the three months ended March 31, 2005 remained stable.


Profitability

For the three months ended March 31, 2005 gross profit decreased by $3.2 million to $31.3 million from $34.5 million in the comparable 2004 period due to declining sales. Gross margin increased slightly to 37.5% in 2005 from 37.4% in the comparable 2004 period due to improved operating performance and product mix.

For the three months ended March 31, 2005, selling and marketing expenses increased by $2.9 million, or 10.3%, to $30.9 million from $28.0 million in the comparable 2004 period. This increase was due to higher advertising expenses promoting the introduction of our Flexpoint racquets as well as the strength of the euro against the dollar.

For the three months ended March 31, 2005, general and administrative expenses decreased by $1.4 million, or 13.0%, to $9.3 million from $10.7 million in the comparable 2004 period. This decrease was due to tight expense control and lower expenses for warehousing due to decreased sales volumes partially offset by the strengthening of the euro against the dollar.

For the three months ended March 31, 2005 and 2004, we also recorded $0.1 million of non-cash compensation expense due to the grant of stock options under our stock option plans 1998 and 2001 and the resulting amortization expense.

In addition, in the three months ended March 31, 2004 we recorded restructuring costs of $0.3 million consisting of dismissal and transportation costs in connection with the closing of our production facility in Mullingar, Ireland and our plant in Tallinn, Estonia.

As a result of the foregoing factors, operating loss for the three months ended March 31, 2005 increased by $4.3 million to $9.2 million from $4.6 million in the comparable 2004 period.

For the three months ended March 31, 2005, interest expense decreased by $8.4 million, or 65.3%, to $4.5 million from $12.9 million in the comparable 2004 period. This decrease was mainly due to the write-off of the capitalized debt issuance costs of $3.2 million relating to our former 10.75% senior notes, which were repaid upon issuance of our new 8.5% senior notes in January 2004, the premium of $4.4 million for the early redemption of the 10.75% senior notes, lower interest expenses on our long-term debts due to the fact that in 2004 we repaid our 10.75% senior notes one month after the issuance of the 8.5% senior notes and lower expenses for our short-term loans.

For the three months ended March 31, 2005, interest income decreased by $0.1 million, or 26.3%, to $0.3 million from $0.4 million in the comparable 2004 period. This decrease was due to lower interest bearing cash on hand.

For the three months ended March 31, 2005, we had a foreign currency gain of $0.9 million compared to a gain of $0.1 million in the comparable 2004 period.

For the three months ended March 31, 2005, income tax benefit was $3.0 million, an increase of $0.4 million compared to income tax benefit of $2.6 million in the comparable 2004 period. This increase results from a shift by fiscal jurisdiction of losses before income taxes.

As a result of the foregoing factors, for the three months ended March 31, 2005, we had a net loss of $9.1 million, compared to a net loss of $14.4 million in the comparable 2004 period.


Consolidated Results

                                                             For the Three Months
                                                                 Ended March 31,
                                                           -------------------------
                                                              2004           2005
                                                           ----------     ----------
                                                                  (in thousands)
REVENUES
Total net revenues........................................ $   92,360     $   83,619
Cost of sales.............................................     57,851         52,276
                                                           ----------     ----------
     Gross profit.........................................     34,509         31,343
                                                           ==========     ==========
     Gross margin.........................................      37.4%          37.5%
Selling and marketing expense.............................     28,041         30,933
General and administrative expense (excl. non-cash
     compensation expense and restructuring costs)........     10,705          9,325
Non-cash compensation expense.............................        139            106
Restructuring costs.......................................        272             --
                                                           ----------     ----------
     Operating loss.......................................     (4,648)        (9,021)
                                                           ==========     ==========
Interest expense..........................................    (12,871)        (4,465)
Interest income...........................................        403            297
Foreign exchange gain.....................................         79            914
Other income (expense), net...............................         (6)            68
                                                           ----------     ----------
     Loss from operations before income taxes.............    (17,043)       (12,208)
Income tax benefit........................................      2,648          3,063
                                                           ----------     ----------
     Net loss............................................. $  (14,394)    $   (9,145)
                                                           ==========     ==========


About Head

Head NV is a leading global manufacturer and marketer of premium sports equipment.

Head NV's ordinary shares are listed on the New York Stock Exchange ("HED") and the Vienna Stock Exchange ("HEAD").

Our business is organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing. We sell products under the Head (tennis, squash and racquetball racquets, alpine skis and ski boots, snowboards, bindings and boots), Penn (tennis and racquetball balls), Tyrolia (ski bindings), and Mares/Dacor (diving equipment) brands.

We hold leading positions in all of our product markets and our products are endorsed by some of the world's top athletes including Andre Agassi, Gustavo Kuerten, Marat Safin, Juan Carlos Ferrero, Johann Grugger and Maria Riesch.

For more information, please visit our website: www.head.com

Analysts, investors, media and others seeking financial and general information, please contact:

Clare Vincent, Investor Relations
Tel: +44 207 499 7800
Fax: +44 207 491 7725
E-mail: headinvestors@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43 1 70 179 354
Fax +43 1 707 8940

This press release should be read in conjunction with the company's quarterly report for the period ended 31 March 2005.

This press release and the statements of Mr. Johan Eliasch quoted herein contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainties. Although Head believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included and quoted herein, the inclusion of such information should not be regarded as a representation by Head or any other person that the objectives and plans of Head will be achieved.